Quarterly Review – March 31, 2010

FMI Funds 100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 800.811.5311 www.fmifunds.com	FMI Common Stock Fund, Inc.

Investment Objective Seeks long-term capital appreciation by investing in small-to mid-capitalization value stocks.

Manager - The FMI Common Stock Fund, Inc. (the "Fund") is managed by Fiduciary Management, Inc. ("FMI") of Milwaukee, Wisconsin.  FMI, founded in 1980, manages approximately $8.2 billion for registered investment advisors, domestic and international institutions, and mutual funds.  FMI is 100% employee owned.

Investment Professionals – All investment ideas are generated by the research team and managed by FMI’s Portfolio Management Committee.

Strategy – The Fund buys good businesses at value prices, emphasizing small-to mid-capitalization companies.  Some of the characteristics of good businesses may include high recurring revenue and attractive returns-on-invested capital.  We seek companies with above average growth or improving profitability prospects.  A strong orientation to low absolute or relative valuation is key to execution of the investment strategy, with most major industry groups represented.  The Fund will generally hold 40-50 stocks.

Fund Information
Inception Date	12/18/81
Net Assets	$941.4 million
Net Asset Value	$23.14
Expense Ratio	1.25%
Ticker	FMIMX

Top Ten Holdings
Family Dollar Stores, Inc.	3.7%
Arrow Electronics, Inc.	3.5%
Patterson Companies Inc	3.4%
Affiliated Managers Group, Inc.	3.1%
Protective Life Corp.	2.8%
Covance, Inc.	2.8%
St. Mary Land & Exploration Co.	2.6%
Arthur J. Gallagher & Co.	2.6%
Meredith Corp.	2.5%
J.B. Hunt Transport Services	2.5%

Portfolio Valuations
P/E ratio (trailing one year)	18.4x
P/E ratio (forward 4 quarters)	16.2x
P/S ratio	1.1x
P/B ratio	2.3x
EV/EBITDA ratio	6.9x
Number of holdings	46

Top Ten Sectors

Performance	Q1 2010	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	8.79%	60.48%	2.50%	7.83%	10.40%	12.23%
Russell 2000 Index1	8.85%	62.76%	-3.99%	3.36%	3.68%	10.01%

Note:  Returns for periods longer than one year are annualized.  Inception of the Fund was 12/18/81.  Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary  -  During the March quarter, we had relatively strong performance in the retail and commercial services segments, but lagged in the health technology and technology services arenas. With the market recovery well underway, it is becoming more difficult to find high quality, cheap stocks.  We do know that elongated rallies often result in extended valuations. Even though earnings have recovered dramatically from a year ago, most measures of value remain in the upper quartile, when viewed from a long-term perspective.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.  Current performance since the above time period may be higher or lower than the performance quoted.  Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1- 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending  money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1	The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which comprises the 3,000 largest U.S. companies based on total market capitalization.